Mail Stop 4561

	March 23, 2006

Lawrence M. Nault
President
Axiom III, ,Inc.
2341 Boston Road
Wilbraham, MA  01095

Re:	Axiom III, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
Filed March 14, 2006
	File No. 333-120967

Dear Mr. Nault:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.
Selling Security Holders

1. We note your response to prior comment 2. Please revise the prospectus to describe in more detail the later distribution of Axiom
III common stock to the additional 1,500 China World Trade stockholders. Clearly disclose the anticipated timing for each of the two distributions, and tell us why you have decided to postpone the distribution to those holders. Since China World Trade is acting as an underwriter in the distribution to its stockholders, it is not appropriate to register the resale of those shares by China World Trade.

2. We note your response to prior comment 2. Please tell us why you are able to identify the 35 China World Trade stockholders listed in the table, but not the approximately 1,500 additional holders who own
China World Trade stock in street name. In addition, please tell us whether you have considered identifying the selling stockholders on a group basis considering that, according to your response letter, that group holds less than 1% of the outstanding Axiom III common stock.
Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Regulation S-K, No. 59 (July
1997).

Financial Statements

Summary of Significant Accounting Policies

Background, page 50

3. We note that you have deleted disclosure of the June 2004 transaction between Axiom III, Inc. and Axiom First Corporation, which you have accounted for as a merger of entities under common control. Please re-insert the appropriate disclosure as it is relevant to your financial statements and the filing.


********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:     Bruce M. Pritchett (via facsimile)
Lawrence M. Nault
Axiom III, Inc.
March 23, 2006
Page 3